328 – 550 Burrard Street
Vancouver, BC  V6C 2B5
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MAG Silver Corp.
July 8, 2008
For Immediate Release
NR#08-14

MAG SILVER EXPANDS “JOSE MANTO” AT CINCO DE MAYO WITH NEW HIGH GRADE SILVER / LEAD / ZINC INTERCEPTS

2.36 metres of 772 g/t silver (22.5 opt), 13.42% lead and 16.39% zinc
Manto “Footprint” now 300 by 400 metres minimum

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) announces assay results for 10 recent diamond drill holes from MAG’s 100% owned Cinco de Mayo property in northern Chihuahua State, Mexico. MAG’s ongoing drill program is focused on expanding the “Jose Manto” discovered with Hole 07-20 in late 2007 and subsequently intersected in Holes 22 through 28 (See press release dated May 14, 2008).  Six holes reported here (08-29, and Holes 08-35 through 39) extend the Jose Manto to an area of at least 300 metres by 400 metres and mineralization in outlying Hole 08-32 may extend this an additional 600 metres to the southeast.

The best new intercept is Hole 08-39, which cut 3.46 metres of 612 grams per tonne (g/t) silver (17.8 ounces per ton (opt), 11.59% lead and 13.20% zinc: including 2.36 metres of 772 g/t silver (22.5 opt), 13.42% lead and 16.39% zinc.

All intercepts lie at about 400 to 550 metres vertical depth and appear to define a coherent massive sulphide sheet (“manto”) developed within a low-angle fault cutting strongly folded limestone. Most of the holes have cut multiple, closely spaced, high grade massive sulphide intersections within limestones of the Finlay Formation, with the thickest and most persistent occurring near its upper and lower contacts.  Textural evidence for multiple mineralization stages indicative of a large system is strong.

A picture of the Jose Manto is starting to emerge. The manto or “sheet” appears to be elongated in a northwest to southeast direction with a higher grade core approximately 150 to 200 metres wide.  The “Jose” zone is encased by an alteration halo and alteration intensity and geophysics are being used to trace mineralization back towards an inferred buried mineralizing intrusive centre. The approach taken for this early exploration phase is to drill systematic 50 to 100 metre offsets of the better holes to best define the axis of maximum thickness of the manto and follow it to its source.

Significantly, Hole 08-32, a 600 metre step-out to the southeast along the projection of the Jose Manto Trend, returned 4.03 metres of 80 g/t (2.3 opt) silver, 2.54% lead and 2.85% zinc. This mineralization occurs at the same depth and in the same limestone unit as the Jose Manto, and 50 metre offset drilling is underway to find the axis of mineralization before attempting to link this intercept back to the main body of the Jose Manto.

Mineralization remains open in all directions, and two rigs are currently in operation on the Jose Manto.  Diagrams can be found attached to this release and in the June presentation located on the website www.magsilver.com.

Full assays are reported below.  All reported intercepts are believed to be true widths.

A third drill rig is testing a variety of geophysical targets including those generated by a recently completed 88 line kilometre detailed gravity survey covering an area of 10 kilometres by 20 kilometres.  This survey has identified a significant gravity anomaly coincident with the magnetic low associated with the Jose Manto.  This anomaly is located between 650 and 750 metres to the southeast of the main drill area and is untested at this time. A second area of interest is developing 3,500 metres to the northwest along the Jose Manto Trend where the gravity survey has detected another significant anomaly under alluvial cover.

Holes CMD08-31 and CMD08-34 tested outlying targets and did not intersect significant values.

Hole No.	From	To	Width	Silver	Silver	Lead	Zinc	Gold
			metres	g/t	opt	%	%	g/t
CDM08-29	487.13	490.69	3.56	95	2.8	1.85	3.35	0.04
including	487.13	487.51	0.38	623	18.2	13.45	13.55	0.05
	498.13	507.98	9.85	51	1.5	0.80	1.89	0.04
including	505.70	506.03	0.33	302	8.8	6.29	14.60	0.20
Including	500.54	503.52	2.98	43	1.2	0.24	1.19	0.04
including	505.70	506.03	0.33	302	8.8	6.29	14.60	0.20
	515.28	522.20	6.92	77	2.2	0.66	2.49	0.48
	523.75	524.33	0.58	127	3.7	1.04	11.55	0.07
CDM08-30	NSV
CDM08-31	NSV	Drilled outside of Jose Manto
CDM08-32	590.33	594.36	4.03	80	2.3	2.54	2.85	0.25
Including	590.33	592.76	2.43	266	7.8	3.96	4.16	0.30
Including	590.33	591.03	0.7	504	14.7	7.87	4.35	0.58
	596.16	596.46	0.3	209	6.1	3.72	2.66	0.86
	688.29	689.57	1.28	49	1.4	0.14	2.62	0.05
	707.64	708.74	1.1	114	3.3	1.41	0.93	0.01
CDM08-33	NSV
CDM08-34	NSV	Drilled outside of Jose Manto
CDM08-35	413.17	415.75	2.58	93	2.7	1.69	3.02	0.71
including	414.27	414.61	0.34	422	12.3	6.97	11.85	5.02
	450.45	451.05	0.60	246	7.2	4.30	8.41	0.12
CDM08-36	435.20	435.50	0.30	109	3.2	2.45	1.57	0.050
	439.50	440.50	1.00	61	1.8	1.29	1.49	0.135
	444.15	444.65	0.50	60	1.7	1.41	3.76	0.125
	448.32	449.17	0.85	51	1.5	0.99	2.96	0.815
	481.68	483.03	1.35	132	3.9	0.98	1.43	0.129
CDM08-37
	464.90	465.40	0.50	67	1.9	1.35	6.63	0.026
	467.25	468.00	0.75	4	0.1	0.01	2.47	0.026
	470.75	471.40	0.65	513	15.0	19.85	8.86	0.029
CDM08-38	455.20	455.65	0.45	271	7.9	8.28	16.55	0.801
	461.25	462.78	1.53	112	3.3	2.11	5.55	0.05
including	461.25	461.53	0.28	293	8.5	7.80	12.50	0.06
	461.25	464.92	3.67	64	1.9	1.37	2.49	0.03
	528.15	529.15	1.00	23	0.7	1.53	5.18	0.098
CDM08-39	481.35	481.65	0.30	828	24.1	25.90	20.30	0.341
	520.15	523.61	3.46	612	17.8	11.59	13.20	0.064
Including	520.77	521.99	1.22	1260	36.7	19.25	20.90	0.076
Including	520.77	523.13	2.36	772	22.5	13.42	16.39	0.071

(NSV = no significant values)

About Cinco de Mayo
Cinco de Mayo is a 15,000 hectare property straddling the same regionally-mappable structure that contains the largest Carbonate Replacement Deposits (CRDs) in Chihuahua. Exploration is guided by MAG’s CRD exploration model and an airborne magnetic survey that revealed a number of prominent linear anomalies and prominent magnetic lows that are being systematically drilled.  The Jose Manto mineralization lies along a very strong northwest-trending magnetic anomaly that runs over 3,000 metres through 07-20 to the southeast to previously reported sulphide-rich and hornfels intercepts (see press release of February 19, 2007).   Numerous geophysical targets remain to be drilled along this trend to the northwest, and along parallel and intersecting trends elsewhere in the district.

The drill program will continue to systematically offset the manto style mineralization intersected in drilling while simultaneously testing geophysical anomalies along the structural trends identified in drilling and from the magnetics.

This early stage property is held 100% by MAG and is one of six other district scale projects operated by MAG.

About Carbonate Replacement Deposits
CRD’s represent 40% of Mexico’s historic silver production. The zinc and lead in these deposits makes Mexico a leading world producer of these metals. Mexico’s largest CRD’s occur in a narrow 2,200 kilometre long belt and Cinco de Mayo represents a gravel-covered new discovery along this trend. The deposits typically have long tendrils or sheets of mineralization (called “mantos”) that extend back through vertical pipes of mineralization (called “chimneys”) to large lenses of mineralization surrounding deposit-forming intrusion centres.  Mineralization is typically continuous from the source intrusion to the fringes of the system, with the largest mines exploiting the full range of mineralization styles.  Distinct alteration and mineralization patterns characterize each zone and can be used to trace mineralization from one zone to another. MAG believes its current exploration is in the outer reaches of such a system.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.
"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html .

Cinco de Mayo - Don Jose Drill Plan

MAG: TSX
MVG: AMEX

Inset Map
0
5
10
Km
CM08-45
3,347,000
3,346,000
CM08-33
CM07-20
CM08-30
CM08-41
CM08-29
CM07-20
CM08-38
CM08-28
CM08-47
CM08-27
CM08-39
CM08-40
CM08-23
CM08-35
CM08-36
CM08-22
CM08-44
CM08-37
CM08-24
CM08-25
CM08-26
0 50 100 200 300
Meters
CM08-34
Hornfels Envelope
CM08-32
SL-6
SL-7
CM06-09
CM08-46
CM08-43
CM07-21
305,500
0 125 250 500 750 1,000 1,250
Meters
*holes without a drill trace are vertical
MAG